September 21, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig D. Wilson, Sr. Asst. Chief Accountant
Ryan Rohn, Staff Accountant
Ryan Houseal, Staff Attorney
Katherine Wray, Staff Attorney

Re:	Infosys Limited
Form 20-F for the fiscal year ended March 31, 2012
Filed May 3, 2012
File No. 000-25383

Ladies and Gentlemen:

Infosys Limited (the “Company”) hereby advises the Staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated September 10, 2012 (the “Comment Letter”), regarding the Commission’s review of Company’s Annual Report on Form 20-F for its fiscal year ended March 31, 2012. The Comment Letter indicates that the Company must respond within ten business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed on September 19, 2012, between Wilson Sonsini Goodrich & Rosati, P.C., the Company’s outside counsel, and Ryan Houseal of the Staff, the Company respectfully requests an additional ten business days to respond to the Comment Letter. Mr. Houseal indicated that such an extension would be acceptable, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly and will provide a response to the Staff no later than October 5, 2012.

If you have any questions regarding the request made herein, please do not hesitate to call Nithyanandan Radhakrishnan at +15108096620.

Securities and Exchange Commission

September 21, 2012

Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

INFOSYS TECHNOLOGIES LIMITED

V. Balakrishnan
Chief Financial Officer